

July 22, 2011

<u>Via E-mail</u>
Mr. Lenard Liberman
Chief Executive Officer, President and Secretary
LBI Media Holdings, Inc.
1845 West Empire Avenue
Burbank, CA 91504

> **Re:** **LBI Media Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 7, 2011**
> **Form 10-Q for the quarter ended March 31, 2011**
> **Filed May 16, 2011**
> **File No. 333-110122**

Dear Mr. Liberman:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2010</u>

<u>Exhibits</u>

1. Please file the certifications of the chief executive officer and chief financial officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code. Please also amend the Form 10-Q for the period ended March 31, 2011 accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director